SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DATALINK CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

237934104
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 237934104	Page 2 of 13

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Fund VII, Ltd. I.R.S. Identification No. 20-4881368

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	313,000(1)
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	313,000(1)
	8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	313,000(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	2.42%(2)

12.	Type of Reporting Person*	PN

(1)
Kevin C. Howe ("Mr. Howe") exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. ("Mercury Management"), the General Partner of Mercury Ventures II, Ltd. ("Mercury Ventures II"), which is the General Partner of Mercury Fund VII, Ltd. ("Mercury VII").

(2)
Assumes a total of 12,937,459 shares of common stock, par value $0.001 ("Common Stock"), outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

CUSIP No. 237934104	Page 3 of 13

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Fund VIII, Ltd. I.R.S. Identification No. 26-1440289

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	434,000(1)
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	434,000(1)
	8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	434,000(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	3.35%(2)

12.	Type of Reporting Person*	PN

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury Fund VIII, Ltd. ("Mercury VIII").

(2)	Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

CUSIP No. 237934104	Page 4 of 13

1.	I. R. S. Identification No. of Above Person (entities only)

Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	747,000(1)
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	747,000(1)
	8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	747,000(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	5.77%(2)

12.	Type of Reporting Person*	PN

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 313,000 and 434,000 shares, respectively.

(2)	Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

CUSIP No. 237934104	Page 5 of 13

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	747,000(1)
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	747,000(1)
	8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	747,000(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	5.77%(2)

12.	Type of Reporting Person*	OO

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII.  Includes 313,000 shares owned by Mercury VII and 434,000 shares owned by Mercury VIII.

(2)	Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

CUSIP No. 237934104	Page 6 of 13

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Kevin C. Howe

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	758,040(1)
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	758,040(1)
	8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	758,040(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	5.86%(2)

12.	Type of Reporting Person*	IN

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II.  Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII.  Includes 313,000 shares owned by Mercury VII, 434,000 shares owned by Mercury VIII and 11,040 shares owned by Mr. Howe.

(2)	Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237934104	Page 7 of 13

Introduction

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund VII, Ltd. ("Mercury VII"), Mercury Fund VIII, Ltd. ("Mercury VIII"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe") are making this joint filing on Schedule 13G/A.

Item 1(a).	Name of Issuer:

Datalink Corporation, a Minnesota corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

8170 Upland Circle, Chanhassen, Minnesota 55317-8589

Item 2(a).	Name of Person Filing:

Mercury Fund VII, Ltd.

Mercury Fund VIII, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury VII, Mercury VIII, Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas  75070.

Item 2(c).	Citizenship:

Mercury VII's place of organization is Texas

Mercury VIII's place of organization is Texas

Mercury Ventures II's place of organization is Texas

Mercury Management's place of organization is Texas

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share (the "Common Stock")

CUSIP No. 237934104	Page 8 of 13

Item 2(e).	CUSIP Number:

237934104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Mercury VII

(a)	Amount beneficially owned:	313,000(1)

(b)	Percent of class:	2.42%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	313,000(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	313,000(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

CUSIP No. 237934104	Page 9 of 13

Mercury VIII

(a)	Amount beneficially owned:	434,000(1)

(b)	Percent of class:	3.35%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	434,000(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	434,000(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII.

(2)	Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009.

Mercury Ventures II

(a)	Amount beneficially owned:	747,000(1)

(b)	Percent of class:	5.77%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	747,000(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	747,000(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 313,000 and 434,000 shares, respectively.

(2)
Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009, of which 2.42%, or 313,000 shares, are owned by Mercury VII and 3.35%, or 434,000 shares, are owned by Mercury VIII.

Mercury Management

(a)	Amount beneficially owned:	747,000(1)

(b)	Percent of class:	5.77%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	747,000(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	747,000(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII.  Includes 313,000 shares owned by Mercury VII and 434,000 shares owned by Mercury VIII.

(2)
Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009, of which 2.42%, or 313,000 shares, are owned by Mercury VII and 3.35%, or 434,000 shares, are owned by Mercury VIII.

CUSIP No. 237934104	Page 10 of 13

Mr. Howe

(a)	Amount beneficially owned:	758,040(1)

(b)	Percent of class:	5.86%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	758,040(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	758,040(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII.  Includes 313,000 shares owned by Mercury VII, 434,000 shares owned by Mercury VIII and 11,040 shares owned by Mr. Howe.

(2)
Assumes a total of 12,937,459 shares of Common Stock outstanding based on Datalink Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 12, 2009, of which 2.42%, or 313,000 shares, are owned by Mercury VII and 3.35%, or 434,000 shares, are owned by Mercury VIII.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

CUSIP No. 237934104	Page 11 of 13

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Fund VII, Ltd.

Mercury Fund VIII, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 237934104	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	MERCURY FUND VII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

February 9, 2010	MERCURY FUND VIII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

February 9, 2010	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

CUSIP No. 237934104	Page 13 of 13

February 9, 2010	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
Name: Kevin C. Howe
Title: Manager

February 9, 2010		/s/ Kevin C. Howe
Name: Kevin C. Howe

EXHIBIT A
JOINT FILING AGREEMENT

SCHEDULE 13G
JOINT FILING AGREEMENT

This Agreement is dated as of February 9, 2010 by and among Mercury Fund VII, Ltd. ("Mercury VII"), Mercury Fund VIII, Ltd., ("Mercury VIII"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe").

WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

NOW, THEREFORE, the undersigned do hereby agree as follows:

1.           The Schedule 13G/A (the "Schedule 13G/A") with respect to Datalink Corporation, a Minnesota corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury VII, Mercury VIII, Mercury Ventures II, Mercury Management and Mr. Howe. Mercury VII, Mercury VIII, Mercury Ventures II and Mercury Management hereby authorize Mr. Howe to file the Schedule 13G/A on their behalf.

2.           Each of Mercury VII, Mercury VIII, Mercury Ventures II, Mercury Management and Mr. Howe is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

MERCURY FUND VII, LTD.

By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

MERCURY FUND VIII, LTD.

By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

MERCURY VENTURES II, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

MERCURY MANAGEMENT, L.L.C.

By:	/s/ Kevin C. Howe
Name:	Kevin C. Howe
Title:	Manager

/s/ Kevin C. Howe
Name:	Kevin C. Howe